REE Confirms FMVSS Certification Feasibility of its X-by-Wire Systems Ahead of Q4 2023 Vehicle Certification - Joint testing with HORIBA-MIRA confirms the feasibility of REE’s x-by-wire vehicle control system to pass FMVSS certification requirements - REE intends to fully certify its Powered by REE P7 electric truck lineup by the end of 2023, including FMVSS, CARB and EPA certification - Achievement of full certification will align with previously announced plan to deliver US incentive eligible vehicles - Both the P7-C Chassis Cab and the P7-S Stripped Chassis are powered by the same REEcornerTM full by-wire tech for steering, braking and drive control TEL AVIV, ISRAEL (Aug. 29, 2023) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced a major milestone in the REE’s plan to certify and bring to market a steer-by-wire, brake-by-wire and drive-by- wire commercial truck. REE contracted HORIBA-MIRA, a world-leader in testing, to perform internal tests, modeling certain Federal Motor Vehicle Safety Standards (FMVSS) certification requirements upon which REE has determined the feasibility of P7 to meet the requirements of certification. REE plans to fully certify its P7-C and P7-S products by the end of 2023, including FMVSS, CARB and EPA certification, aligning with planned vehicle deliveries to dealers and eligibility for government incentives. “FMVSS certification of our core by-wire system is feasible based on the tests we have conducted in the past several months” said Ahishay Sardes, co-founder and CTO of REE. “This milestone is important as we set out to be the first to certify a fully by-wire system. Now that we have confirmed feasibility, the most novel step of this process is behind us, and we are confident that our P7 will pass the design- agnostic and performance-based FMVSS certification process”. Based on initial tests with HORIBA-MIRA, a professional third party and expert in testing, MIRA’s test engineers and drivers successfully executed REE’s feasibility test plan at MIRA’s advanced testing grounds in Coventry, UK. Peter Dow, VP of Engineering at REE said “Our experienced certification and regulatory teams are ensuring Powered by REE vehicles exceed minimum standards and this testing has shown that it is possible for the full by-wire system to be certified. I am very proud of our strong software and engineering teams for their great work getting us to this point”. To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto.

Media Contact Malory Van Guilder Skyya PR for REE Automotive +1 651-335-0585 ree@skyya.com Investor Contact Kamal Hamid VP Investor Relations | REE Automotive +1 303-670-7756 investors@ree.auto About REE Automotive REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles “Powered by REE” are equipped with the revolutionary REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. With proprietary by-wire technology for drive, steer and brake control that eliminate the need for mechanic connections, all four identical REEcornersTM enable REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto. Caution About Forward-Looking Statements This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward- looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.